UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 30, 2008

Commission File Number 333-98397

Lingo Media Corporation
(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: August 29, 2008	By:	/s/ Michael Kraft
Michael Kraft President and CEO

Consolidated Interim Financial Statements
(Expressed in Canadian dollars)

LINGO MEDIA CORPORATION
June 30, 2008 and 2007
(Unaudited)

The Consolidated Interim Balance Sheet of Lingo Media Corporation (the "Company” or “Lingo Media") as at June 30, 2008 and the Consolidated Interim Statements of Operations, Deficits and Cash Flows for the six months then ended have not been reviewed by the Company’s auditors. These financial statements are the responsibility of the management and have been reviewed and approved by the Company’s Audit Committee.

LINGO MEDIA CORPORATION
June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited)

Notice to Reader

Management has compiled the unaudited financial statements of Lingo Media Corporation (“Lingo Media” or the “Company”) consisting of the Interim Consolidated Balance Sheets as at June 30, 2008 and the Interim Statements of Deficit, Operations,  and Cash Flows for the six months ended June 30, 2008.  All amounts are stated in Canadian dollars.  An accounting firm has not reviewed or audited this interim financial information.

LINGO MEDIA CORPORATION
June 30, 2008 and 2007
(Expressed in Canadian dollars)
(Unaudited - See Notice to Readers)

LINGO MEDIA CORPORATION
Consolidated Interim Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - See Notice to Readers)

	June 30, 2008	December 31, 2007

Assets
Current assets:
Cash	$24,405	$343,338
Short term investment	150,000	150,000
Accounts and grants receivable (note 3)	708,034	996,469
Inventory	126,822	121,323
Prepaid and sundry assets	110,898	131,869
	1,120,159	1,742,999

Investment and advances	182,520	182,520
Deferred costs	157,419	157,419
Property and equipment, net	78,418	89,325
Development costs, net	248,226	267,910
Software & web development costs, net (note 4)	4,542,451	4,326,246
Goodwill	1,121,131	1,121,131
	$7,450,323	$7,887,550

Liabilities and Shareholders' Equity

Current liabilities:
Bank loans (note 5)	$210,000	$230,000
Accounts payable	945,240	822,818
Accrued liabilities	130,509	227,206
Current portion of loans payable (note 6)	439,196	228,674
	1,724,945	1,508,698

Loans payable (note 6)	203,031	203,031
Future income taxes	354,452	290,145
	2,282,428	2,001,873

Shareholders' equity:
Capital stock (note 8 (a))	10,338,725	10,335,707
Contributed surplus	676,394	452,411
Deficit	(5,847,224)	(4,902,442)
	5,167,894	5,885,677

	$7,450,323	$7,887,550

See accompanying notes to consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Michael Kraft
Michael Kraft Director

/s/ Sanjay Joshi
Sanjay Joshi Director

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Deficit
(Expressed in Canadian dollars)
(Unaudited - See Notice to Readers)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Deficit, beginning of period	$(5,355,994)	$(4,287,222)	$(4,902,442)	$(3,977,402)

Net loss for the period	(491,231)	(79,716)	(944,783)	(389,536)

Deficit, end of period	$(5,847,224)	$(4,366,938)	$(5,847,224)	$(4,366,938)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Operations
(Expressed in Canadian dollars)
(Unaudited - See Notice to Readers)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Revenue	$1,157,313	$925,978	$1,829,106	$1,593,511
Direct costs	198,164	180,080	332,901	319,801
Margin	959,149	745,898	1,496,205	1,273,710

Expenses:
General and administrative	1,142,596	696,692	2,025,132	1,467,011
Amortization of property and equipment	33,039	21,868	66,399	42,587
Interest and other financial expenses	74,032	27,939	104,911	57,379
Stock-based compensation	143,750	41,329	187,583	58,483

	1,393,417	787,828	2,384,025	1,625,460

Loss before income taxes and other taxes	(434,268)	(41,930)	(887,820)	(351,750)

Income taxes and other taxes	56,963	37,786	56,963	37,786

Net loss for the period	$(491,231)	$(79,716)	$(944,783)	$(389,536)

Loss per share	$(0.05)	$(0.02)	$(0.10)	$(0.09)

Weighted average number of
common shares outstanding	9,585,831	4,391,621	9,587,024	4,391,621

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited - See Notice to Readers)

	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Cash flows provided by (used in):
Operations:
Net loss for the period	$(491,231)	$(79,716)	$(944,783)	$(389,536)
Items not affecting cash:
Amortization of property and equipment	9,513	3,817	18,940	7,937
Amortization of development costs	23,526	16,598	47,458	33,196
Stock-based compensation	143,750	41,329	187,583	58,483
Foreign exchange gain/(loss)	36,259	-	70,466	-
Change in non-cash balances related to operations:
Accounts and grants receivable	(11,017)	(164,868)	288,435	(111,913)
Inventory	(1,120)	46,697	(5,499)	28,342
Prepaid and sundry assets	12,650	33,866	20,971	(21,343)
Accounts payable	180,514	109,876	122,423	163,130
Accrued liabilities	(173,389)	(27,048)	(96,697)	(84,297)
Unearned revenue	(159,755)	(177,778)	-	-
Cash provided by (used in) operating activities	(428,291)	(197,227)	(288,694)	(316,001)

Financing:
Increase in bank loans	20,000	(15,000)	(20,000)	(15,000)
Advances of loans payable	-	199,520	-	246,750
Issuance of capital stock	-	-	3,017	5,000
Current portion of long term loan	212,500	-	210,522	-
Cash provided by financing activities	232,501	184,520	193,540	236,750

Investing:
Expenditures on software & web development costs	57,835	-	(216,204)	-
Purchase of property and equipment	(4,115)	-	(7,575)	-
Development costs	-	(15,698)	-	(39,025)
Cash used in investing activities	53,720	(15,698)	(223,779)	(39,025)

Increase / (decrease) in cash	(142,070)	(28,405)	(318,933)	(118,275)
Cash, beginning of period	166,475	(16,701)	343,338	73,169

Cash, end of period	$24,405	$(45,106)	$24,405	$(45,106)

See accompanying notes to consolidated interim financial statements.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

1. Nature of Operations:

Lingo Media Corporation is a diversified print and online education product and services corporation. Speak2Me Inc. (“Speak2Me”), a new subsidiary acquired during 2007, is a new media company focused on interactive advertising in China through its Internet-based English Language web Learning portal. Lingo Learning Inc. (formerly Lingo Media Ltd.), a subsidiary of Lingo Media, is a print-based publisher of English language learning programs in China In Canada, Lingo Media through its subsidiary A+ Child Development (Canada) Ltd., specializes in early childhood cognitive development programs which publishes and distributes educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

2. Significant Accounting Policies:

(a)  Basis of presentation:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the requirements of Canadian generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2007.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of June 30, 2008 and the results of operations and cash flows for the six months ended June 30, 2008 and 2007.

3. Accounts and Grants Receivable:

Accounts and grants receivable consist of:

	June 30, 2008	December 31, 2007
Trade receivables	$641,746	$853,384
Cash advance	-	128,007
Grants receivable (note 7)	66,288	15,078
	$708,034	$996,469

4. Software and Web Development Costs:

In October 2007, the Company acquired Speak2Me Inc. (“Speak2Me”), a new media company that has developed software combining speech recognition and animation technology for the teaching and practice of spoken English. All costs associated with development of the Speak2Me software and its contents are capitalized as software and web development:

	June 30, 2008	December 31, 2007
Software and web development costs	$4,542,451	$4,326,246

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

5. Bank Loans:

	June 30, 2008	December 31, 2007
Revolving line of credit of $500,000 bearing interest at prime plus 4.0%
per annum and secured by a $150,000 GIC, bearing interest at 3.5%
maturing on December 10, 2008, and a charge on all assets including
inventory and accounts receivables.	210,000	230,000
	$210,000	$230,000

The terms of the $210,000 revolving line of credit require that certain measurable covenants be met.  As at June 30, 2008, the Company was in violation of certain covenants. As the line of credit is currently presented as a current liability no additional adjustment is required.

6. Loans Payable:

Loans payable consists of the following:

	June 30, 2008	December 31, 2007
Loan payable, due to a non-related party, interest bearing at 12% per
annum payable monthly, unsecured and due on demand.	$439,196	$228,674

Loan payable, due to a non-related party, interest bearing at 12% per annum with monthly interest payments, secured by a general security
agreement and due on April 30, 2009.	203,031	203,031
	642,227	431,705

Less: Current portion	439,196	228,674

	$203,031	$203,031

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

7. Capital Stock:

(a)  Authorized:

Unlimited preference shares, no par value

Unlimited common shares, no par value

The following details the changes in issued and outstanding common shares:

	Common Shares
	Number	Amount
Balance, January 1, 2007	32,578,170	$5,028,656
Issued:
Options exercised	282,600	59,450
	32,860,770	$5,088,106

Share Consolidation (1 new for 7 old)	4,694,396	5,088,106
Issued:
Private Placement (iv)	387,500	775,000
Common Shares issued for the acquisition of Speak2Me Inc.	4,500,366	4,536,351
Less: Share issue costs	-	(63,750)
Balance, December 31, 2007	9,582,262	$10,335,707
Issued:
Options exercised	4,762	3,017
Balance, June 30, 2008	9,587,024	$10,338,725

(b)   Stock options

	2008		2007
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	516,738	$0.98	275,634	$1.33
Options granted	420,000	1.24	300,000	0.68
Options exercised	(4,762)	0.70	40,372	0.84
Options expired/canceled	(595)	0.70	(68,524)	-

Outstanding, June 30, 2008	913,381	0.98	516,738	0.98
Options exercisable, June 30, 2008	913,381	$0.98	338,509	$1.10

The following table summarizes information about stock options outstanding at June 30, 2008:

		Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number outstanding	Weighted average exercise price
$0.70 - $1.00	397,011	4.40	$0.74	138,545	$0.74
$1.01 - $1.33	138,656	1.98	1.30	138,656	1.30
$$1.34 - $2.00	395,713	3.98	1.17	60,713	1.46
Total	913,380	3.86	1.00	337,914	1.11

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

8. Government Grants:

Included as a reduction of general and administrative expenses are government grants of $ 45,000 (Q2-2007 – $61,067), relating to the Company's publishing projects in China and Canada.

Certain government grants are repayable in the event that the Company's annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

9. Financial Instruments and Risk Management:

The Company as part of its operations carries a number of financial instruments.  It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

(a) Currency Risk:

The Company is subject to currency risk through its activities outside of Canada.  Unfavourable changes in the exchange rate may affect the operating results of the Company.  The Company is also exposed to currency risk as a substantial amount of its revenue is denominated in U.S. dollars and Chinese Renminbi ("RMB").

There were no derivative instruments outstanding at June 30, 2008 and 2007.

(b)  Financial Instruments:

The significant financial instruments of the Company, their carrying values and the exposure to U.S. dollar denominated monetary assets and liabilities, as of June 30, 2008 are as follows:

	US Denominated		Chinese Denominated
	CAD	USD	CAD	RMB
Cash	24,405	24,815	-	-
Accounts and grants receivable	321,426	326,828	386,608	3,092,862
Accounts payable	894,858	909,896	50,382	403,060

US dollars and Chinese Renminbi are converted on the prevailing year-end exchange rates.

(c)  Fair Market Values:

The carrying values of cash, short-term investment, accounts and grants receivable, accounts payable, accrued liabilities, bank loans and loans payable approximate their fair values due to the relatively short periods to maturity.

(d) Concentration of Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.  Cash and short-term investment consist of deposits with major financial institutions.  With respect to accounts receivable, the Company performs periodic credit evaluations of the financial condition of its customers and typically does not require collateral from them.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

(d) Interest Rate Risk:

The Company manages its exposure to interest rate risk through floating rate borrowings. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.

10. Segmented Information:

The Company operates two distinct reportable business segments as follows:

English Language Learning: The Company develops, publishes and licenses book, audio/video cassette, CD-based product and supplemental product for English language learning for the educational school market in China.  The Company has also developed a new media platform that focuses on online advertising in China via its internet-based English Language Learning portal and through its subsidiary, Speak2Me Inc.

Early Childhood Development: The Company specializes in early childhood cognitive development programs, through the publishing and distribution of educational materials along with its proprietary curriculum through its four offices in Calgary, Edmonton, Vancouver and Toronto.

June 30, 2008	English Language Learning	Early Childhood Development	Total
Revenue	$393,709	$1,435,397	$1,829,106
Cost of sales	50,626	282,275	332,901
Margin	$343,083	$1,153,122	$1,496,205

June 30, 2007	English Language Learning	Early Childhood Development	Total
Revenue	$261,182	$1,332,329	$1,593,511
Cost of Sales	37,665	282,136	319,801
Margin	$223,517	$1,050,193	$527,960

The Company's revenue by geographic region based on the region in which the customers are located is as follows:

	June 30, 2008	June 30, 2007
Canada	$1,436,260	$1,332,916
China	392,846	260,595
	$1,829,106	$1,593,511

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

The majority of the Company’s identifiable assets as at June 30, 2008 are located as follows:

	June 30, 2008	December 31, 2007
Canada	$2,907,872	$3,327,303
China	4,542,451	4,560,247
	$7,450,323	$7,887,550

11. Subsequent Event:

On August 26, 2008 the Company announced that it had signed a non-brokered private placement (the “Financing”) with Orascom Telecom Holdings S.A.E. (“Orascom Telecom”). The Financing includes the issuance of 2,857,143 special warrants (“Special Warrants”) at a price of $1.75 per Special Warrant for gross proceeds of $5,000,000.

Each Special Warrant is convertible for no additional consideration into units (“Units”), with each Unit consisting of one common share (“Common Share”) and three-quarters (0.75) of one share purchase warrant (“Warrant”).  Each whole Warrant being exercisable to acquire one further Common Share for a period of 24 months from the Closing Date (as defined below): (i) at a price of $4.00 for a period of 12-months from the Closing Date, (ii) at a price of $6.00 per Common Share if exercised between 12-18 months from the Closing Date, and (iii) at a price of $8.00 per Common Share if exercised between 18-24 months from the Closing Date. The Warrants are callable, 120 days after the Closing Date, at the option of Lingo Media, in the event the Common Shares of the Company trade at or over 50% above the strike price of the Warrant for 10 consecutive trading days.

Upon the automatic conversion of the Special Warrants into Units, Orascom Telecom will become a new control person of Lingo Media, holding 22.96% of the issued and outstanding Common Shares of the Company (or 34.28% on a fully diluted basis).

Pursuant to applicable securities laws and TSX Venture Exchange rules regarding new control persons, the Company will seek shareholder approval of the Financing at its annual and special meeting scheduled for October 14, 2008.

Lingo Media anticipates that payment and delivery of the Special Warrants (the "Closing") will occur on or about September 4, 2008, or such other date as may determined by the Company and Orascom Telecom (“Closing Date”). In the event that the closing conditions are not met, the Company agrees to repurchase the Special Warrants consistent with the terms of the arrangement.

The proceeds from the Financing will be used for on-going development, maintenance and operation of Lingo Media’s Speak2Me web portal and for general working capital purposes.

LINGO MEDIA CORPORATION
Consolidated Interim Financial Statements
(Expressed in Canadian dollars)
June 30, 2008 and 2007
(Unaudited - See Notice to Readers)

12.  Reconciliation of Canadian and United States generally accepted accounting principles ("GAAP"):

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. Except as set out below, these financial statements also comply, in all material aspects, with the United States generally accepted accounting principles.

The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP.

Statements of Operations:
	June 30, 2008	June 30, 2007
Loss for the period - Canadian GAAP	$(944,738)	$(389,536)
Impact of United States GAAP and adjustments:
Amortization of development costs	47,458	16,598
Software and web development costs	(216,204)	-
Loss for the period - United States GAAP	$(1,111,520)	$(372,938)

Statements of cash flows:
	June 30, 2008	June 30, 2007
Cash (used in) provided by investing activities – Canadian GAAP	$(223,779)	$(39,025)
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	216,204	-
Cash used in investing activities - United States GAAP	$(7,575)	$(39,025)

	June 30, 2008	June 30, 2007
Cash (used in) provided by operating activities – Canadian GAAP	$(288,694)	$(316,001)
Impact of United States GAAP and adjustments:
Write-off of Software & web development costs	(216,204)	-
Cash used in operating activities - United States GAAP	$(504,898)	$(316,001)

The cumulative effect of these adjustments on the consolidated shareholders' equity of the Company is as follows:

	June 30, 2008	December 31, 2007
Shareholders' equity - Canadian GAAP	$5,167,894	$5,885,677
Development costs	(153,846)	(153,846)
Compensation expense	(287,083)	(243,250)
Deferred costs	(157,419)	(157,419)
Software & web development costs	(216,204)	(216,204)
Shareholders' equity - United States GAAP	$4,353,342	$5,114,957